EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31,2006 and 2005

	Three Months Ended
	March 31,
	2006	2005
	(In thousands of dollars)
BASIC EARNINGS PER SHARE

Average common shares outstanding	86,577	95,265

Net income	$163,453	$182,013

Basic earnings per share	$1.89	$1.91

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	86,577	95,265
Common stock equivalents	650	519

Adjusted weighted average diluted shares outstanding	87,227	95,784

Net income	$163,453	$182,013

Diluted earnings per share	$1.87	$1.90